News release
For immediate publication

ART Announces Alerion Biomedical, Inc. Acquisition
New product line will ensure high-margins and recurring revenues in fast growing market for biomarkers and radiopharmaceuticals

Montreal, Canada, February 15, 2006 - ART Advanced Research Technologies Inc. (ART) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce that is has concluded a definitive agreement to acquire substantially all of the imaging technology and product assets of Alerion Biomedical, Inc., a US-based developer and manufacturer of biomarkers and contrast media for preclinical and clinical imaging devices. This transaction is subject to obtaining all necessary regulatory approvals, including that of the Toronto Stock Exchange.

“We are delighted with this acquisition, which represents a highly strategic, value-added transaction for ART,” said Micheline Bouchard, President and CEO. “In addition to producing preclinical and clinical imaging devices, ART will now have the capability to develop and supply biomarker and imaging agents for the preclinical and clinical markets, thus creating a new recurring revenue platform for the Company.” “According to recent industry reports, the total biomarker and radiopharmaceutical sector represents a global market in excess of US$5.0 billion”, added Ms. Bouchard.

Dr. Blake Ingle, Chairman of Alerion Biomedical, Inc., commented, “We are pleased that our imaging products have found a home within ART whose management is positioned to exploit the true economic potential of these biomarker products in conjunction with ART’s imaging devices.”

A distinct advantage of the biomarker technology developed by Alerion Biomedical, Inc., in particular the Fenestra® product line, is its application or potential application to multiple imaging modalities including CT, Optical and MRI. “The ability of this new biomarker technology to be adapted to multiple modalities will enlarge our customer base and help accelerate market acceptance by researchers and clinicians,” said Ms. Bouchard. Initially, ART will offer its biomarker products to the preclinical market, including its installed customer base of the world’s leading pharmaceutical companies and research institutions that currently use ART’s eXplore Optix™ preclinical optical imaging system.

An advantage inherent to the Fenestra® biomarker technology is that it enhances imaging on a user-friendly and non-radioactive basis, which makes it more cost effective in that it permits multiple scans on the same specimens over long periods of time. The technology was developed following more than five years of research at the University of Michigan and investment of over US$10 million in combined research and development funding. Initial customers have included leading pharmaceutical and biotech companies as well as the National Institutes of Health (NIH).

The Alerion Biomedical biomarker technology acquired by ART has potential applications for both the preclinical and clinical markets. The transaction is expected to close within a few days and is subject to TSX approval. The terms are not disclosed.

ART was represented in the transaction by Winchester Capital, as financial advisor, and by Osler, Hoskin and Harcourt LLP, as outside counsel.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and with the Securities and Exchange Commission in the United States.

For information:

Sébastien Gignac Vice President, Corporate Secretary and General Counsel ART Advanced Research Technologies Inc. T. (514) 832-0777 sgignac@art.ca

Jacques Bédard Chief Financial Officer ART Advanced Research Technologies Inc. T. (514) 832-0777 jbedard@art.ca

www.art.ca